May 24, 2005


Cynthia Allison
President
Willowtree Advisor, Inc.
1411 Hedgelawn Way
Raleigh, North Carolina  27615

	Re:    	Willowtree Advisor, Inc.
		Amendment No. 3 to Form SB-2
		Filed April 25, 2005
		File No. 333-117840

Dear Ms. Allison:

	We have reviewed your filing and have the following comments.

General

1. Please be advised that the interim period financial statements must be updated through the period ended March 31, 2005 as required by Item 310(b) of Regulation S-B.

Cover page
2. You include the unqualified assertion on the cover page that funds
"will be promptly returned to you without interest or deduction" if the minimum offering conditions are not satisfied. Expand this statement to include clear disclosure that future actions by creditors in the subscription period could preclude or delay the company in refunding investors` money. Also, provide a cross-reference to the risk factor that addresses this possibility. Although we note your response that there are no current creditors other than Ms. Allison and the statement that she will not sue the filer, other creditors may assert claims during the subscription period and take actions that will prevent or delay the return of the funds.
Summary of Our Offering
3. In the description of the conditions of the offering in this section, identify the person or persons responsible for making the determination regarding whether the minimum offering conditions are satisfied.

Management`s Discussion and Analysis, page 27

4. We note your supplemental response to previous comment No. 6.
Your
response indicates that Ms. Allison performed 1750 hours of work during the period starting on June 16, 2003 through June 30, 2004. This contradicts the disclosures in the registration statement in MD&A which indicate that your loss since inception, which has been identified as being June 16, 2004, included $175,000 for services provided by your sole officer. Revise to clarify whether the services were rendered "in June 2004," as stated at the beginning of the first
paragraph on page 26, or "during the period starting on June 16,
2003
to June 30, 2004," as indicated at the end the paragraph.
Further,
if the date of inception was June 2003, revise to ensure consistent disclosure throughout the prospectus and supplementally address why your audited financial statements only cover the period starting on
June 16, 2004.

Financial Statements

5. We note your response to previous comment No. 8. Based on our discussions with the State of North Carolina accounting licensing board, it would appear that your accounting firm is required to be registered to practice with the State of North Carolina in order to perform an audit of a company whose headquarters and operations are located in that particular state.

Notes to the Financial Statements
Note 4 Stockholder`s Equity

6. Based on your response to previous comment No. 6, it is unclear whether the company`s inception was June 2003 or June 2004. Thus, it is unclear whether more than the current accounting period disclosed is affected. Please advise.


* * * * * * *


Closing

    As appropriate, please amend your registration statement and related periodic filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

    Please direct your questions or comments concerning matters related to the financial statements to Marc Thomas at 202-551-3452 or
Craig Wilson, Senior Assistant Chief Accountant, at 202-551-3226, Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3462

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:  	Via facsimile:  509-747-1770
      Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, Washington 99201

??

??

??

??

May 24, 2005
Willowtree Advisor, Inc.
Page 3 of 3